Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

December 31, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Waddell & Reed Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 2, 2012

File No. 001-13913

Dear Mr. Vaughn:

We have received your letter dated November 28, 2012 regarding the above-referenced reports. Set forth below, in bold, are each of the comments in your letter followed by our response.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment for portions of its responses to Comment No. 2.  Specifically, the Company requests that the portions of its responses to Comment No. 2 that are marked by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Ms. Wendy J. Hills be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83.  Ms. Hills may be contacted at the following address and telephone number:

Wendy J. Hills

Vice President, Secretary and Associate General Counsel

Waddell & Reed Financial, Inc.

6300 Lamar Avenue

Overland Park, KS  66202

Telephone — 913.236.2013

Facsimile — 913.236.2379

The Company hand-delivered an unredacted version of this letter to the Staff of the Securities and Exchange Commission.

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 4 — Investment Securities, page 60

1.              You disclose on page 63 that your Level 2 investments are valued using “different evaluated pricing approaches depending on the specific asset to determine a value.” Please revise your future filings to identify the specific pricing approaches used for the respective investment categories pursuant to ASC 820-10-50-2e.

Response:

In preparing future filings, the Company will revise its investment securities footnote to include disclosure to identify specific pricing approaches used for the respective investment categories for Level 2 investments.

Form 10-Q for the period Ended September 30, 2012

Notes to the Consolidated Financial Statements

Note 6 — Goodwill and Identifiable Intangible Assets, page 13

2.              You disclose here that the sale of Legend resulted in goodwill impairment of $42.5 million during the third quarter of 2012. On page 29 of your Form 10-Q for the periods ended June 30, 2012, you disclose that the annual impairment testing completed during the second quarter of 2012 indicated that goodwill was not impaired, and that the goodwill allocated to Legend exceeded its carrying value by 40%.  Please address the following related to this impairment:

•                  Please provide us with a timeline of events regarding your sale of Legend. Identify the first dates as of which you received or solicited bids for sale. Identify the dates you first consulted with outside advisors about the potential sale of Legend. Specify the dates on which management and the board respectively considered and determined to pursue a potential sale of Legend. Tell us when you determined that Legend was no longer a core asset.  Corroborate the timing of these events with the timing of your intangible impairment testing.

Response:

In the fourth quarter of 2011, the Company was approached by an investment bank specializing in mergers and acquisitions in the financial services sector seeking opportunities to assist the Company in selling portions of its existing business.  The Company engaged the investment bank in January 2012 to gauge the interest of prospective buyers in a potential transaction to sell the Legend group of subsidiaries (“Legend”).

In late February, the Company provided non-disclosure agreements to approximately 20 firms in order to allow the firms access to financial overview information of Legend.  Based on the firms’ execution and return of such non-disclosure agreements, which occurred in the first half of March, approximately 12 firms received pitch books in March with high-level financial information regarding Legend’s operations.

On March 29, 2012, six non-binding indications of interest in a potential transaction were submitted to the Company.  One additional non-binding indication was received shortly thereafter.  By returning an initial non-binding indication of interest, firms showed interest in moving forward with exploring a transaction.  The non-binding indications of interest received by the Company ranged from $45 million to $78 million.  The carrying value of Legend as of June

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

30, 2012 was $74 million.  The non-binding indications of interest received did not consider excess capital contained in the Legend entities, which was approximately $14 million as of June 30, 2012.  The wide range in value of non-binding indications of interest illustrates that the process was in an early stage at this point in time.  Since the Company had not made the decision whether to sell or retain Legend and the non-binding indications of interest (considering the excess capital) covered the carrying value of Legend, the Company did not have any indicators that a triggering event had occurred to signal further analysis of the goodwill related to Legend.

In mid-May, all seven firms visited with Legend management.  Based on a review of limited financial information and meetings with management, interested firms were asked to submit a second round of non-binding indications of interest.

First Allied Securities Inc. (“First Allied”), an independent broker/dealer, expressed interest in initiating the due diligence process.  A non-binding indication of interest was received from First Allied on June 29, 2012 with a proposed price of $35 million, which was a reduction from the firm’s previous indication of $55 million, and did not include excess capital in the Legend entities.  Following the receipt of First Allied’s non-binding indication of interest on June 29, 2012, management decided to move forward with a due diligence process in the belief that after completion of due diligence, First Allied could support a price even higher than their first non-binding indication of interest of $55 million.  The information that management of First Allied had at this point was still limited, high-level financial information.

As part of the annual goodwill impairment analysis at the end of the second quarter, the Company used a forecast developed with the involvement of the investment bank to compute the valuation for Legend.  The impairment analysis (forecast and valuation) was consistent with the approach taken by the Company in the past several years.  The valuation results supported management’s assessment that the carrying value of Legend was not impaired at the time the Company completed its annual assessment, the results of which were unchanged at the time the Company filed its second quarter Form 10-Q.  Additionally, based on the valuation results at this point in time, we did not believe this was an at-risk reporting unit.  Initial valuations received from some of the interested parties also supported the carrying value of the Company on a multiple basis of EBITDA after taking into consideration the excess capital carried by Legend.

As noted below, extensive due diligence proceedings were not conducted by interested parties until after the Company’s annual impairment analysis was performed at the end of the second quarter.  In addition, at this point in time, Company management had not yet determined whether it would sell or retain Legend.

On July 18, 2012, the Company’s Board of Directors held its quarterly meeting with the Company’s management.  As part of the meeting, the Board was briefed about the status of the Company’s process.  Due diligence proceedings began in July 2012, and on July 23, 2012, Company management traveled to Legend’s headquarters with team members from the investment banking firm and from First Allied and held further discussions with Legend’s management team.

As part of the due diligence process, which was ongoing through the month of August, [***]1

1Rule 83 Confidential Treatment Request made by Waddell & Reed Financial, Inc.; Request No. 01

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

Company management concluded that Legend was no longer a core asset at that time and decided to divest the Legend operation.

In a letter dated August 29, 2012, First Allied offered to purchase Legend for $27 million.  Company management took into consideration the risks identified during the due diligence process and their impact on the value of Legend when evaluating this offer, and ultimately determined that the cash offer for Legend could be utilized for stock repurchases and would generate a better return on investment.  The Letter of Intent was signed by the Company on August 29.  At this point, the Company made the determination that the criteria had been met to classify Legend as Assets Held for Sale under ASC 360-10-45-9.  The preceding response is hereinafter referred to as the “Timeline of Events”.

•                  Tell us whether you performed any interim goodwill impairment testing between the second quarter of 2011 and the second quarter of 2012, and provide us with a summary of the results.

Response:

The Company did not perform any goodwill impairment testing between the second quarter of 2011 and the second quarter of 2012.  There were no indicators of potential impairment during this time period.  The Company had not made the decision whether to sell or retain Legend and the non-binding indications of interest (considering the excess capital) covered the carrying value of Legend.  There was no information obtained during this time period that led the Company to believe that a triggering event had occurred.

•                  Identify to us and consider disclosing in future filings any events or trends that Legend experienced during the intervening period from the date of your annual goodwill testing through the date of your definitive agreement to sell Legend.

Response:

See the Timeline of Events noted above.  In particular, see events for the end of the second quarter through August 2012.

•                  Absent any significant intervening events or trends, tell us in detail and discuss in your future filings why you elected to sell Legend at such a substantial loss if your internal estimates of fair value had indicated the business was worth 40% more than its carrying value in the previous quarter.

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

Response:

As noted above, the significant events that occurred during the due diligence process, in particular the events that occurred in August 2012, led Company management to the conclusion that [***]2  As part of these considerations, management ultimately decided to divest the Legend operation and determined that Legend was no longer a core asset.  We do not intend to disclose the reasons behind the decreased valuation of Legend in future filings.

•                  Given that the sale of Legend resulted in such a substantial impairment so soon after your annual testing showed no impairment, tell us in detail how you reconciled the inherent assumptions suggested by Legend’s sale price to your original assumptions for your annual testing that was completed during the second quarter of 2012.  Provide us with a breakdown of the assumptions.

Response:

Our annual impairment analysis performed during the second quarter incorporated assumptions related to revenue growth based on historical results and margins, both on existing and expected new business, and included an assumption for growth in the number of advisors over the multi-year time period.  We also assumed headcount reductions in office staff due to the implementation of the Pershing brokerage platform in late 2011.  This brokerage platform also provided an avenue to recruit registered representatives outside of Legend’s 403(b) business and provided additional product offerings.

The annual impairment analysis was prepared during the time when Company management had not made a decision on whether to sell or retain Legend.  Upon completion of the impairment analysis, which was the end of the second quarter, management concluded there was not a more-likely-than-not expectation to sell Legend and, therefore, the annual impairment analysis was based on the Company retaining Legend.

While we believed Legend’s financial position supported a higher value, [***]3  At this point, we determined that a triggering event had occurred, and a decision by management that there was a more-likely-than-not expectation that the Legend reporting unit would be sold.  When management ultimately decided to divest Legend and executed the Letter of Intent, we performed a goodwill analysis considering all information available.

•                  In light of the significant impairment of Legend’s goodwill, tell us whether you performed any additional testing on your investment management goodwill or other identifiable intangibles during the third quarter or fourth quarter of 2012, and provide us with the results of such testing.  If you did not perform additional testing of these remaining intangibles, tell us why not and how you were able to reconcile the assumptions in the previous tests for the investment management goodwill and other identifiable intangibles to the inherent assumptions suggested by the sale price of Legend.

2Rule 83 Confidential Treatment Request made by Waddell & Reed Financial, Inc.; Request No. 02

3Rule 83 Confidential Treatment Request made by Waddell & Reed Financial, Inc.; Request No. 03

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

Response:

In accordance with ASC 350-20, the Company performs its goodwill impairment analysis annually, but also evaluates the need for more frequent testing on a quarterly basis, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company did not perform any additional testing on the investment management goodwill or identifiable intangibles during the third or fourth quarter of 2012 for several reasons.  Related to the investment management goodwill, there were no changes to the structure of the investment management reporting unit that would cause us to perform an additional impairment analysis beyond the annual test performed during the second quarter.  The identifiable intangibles do not relate to Legend and are not impacted by any Legend metrics.  Additionally, there were no changes to the contracts, relationships or circumstances related to identifiable intangibles that would prompt us to perform additional impairment analysis beyond the annual test performed during the second quarter.

•                  Tell us and disclose in future filings whether you have changed any of the assumptions used in your intangible testing as a result of the Legend goodwill impairment.

Response:

We have not changed any of the assumptions used in our intangible testing as a result of the Legend goodwill impairment.  Accordingly, we do not feel it is necessary to disclose related information in future filings.

3.              You disclose on page 57 of your most recent Form 10-K that your goodwill impairment methodology uses the market and income approaches. You disclose that under the market approach you use estimates established using multiples of earnings before interest, taxes, depreciation, and amortization. If the fair value coverage margin calculated under the market approach is not considered significant, you then use the income approach and average the results under both methodologies.

•                  Please provide us with a summary of the results of your annual impairment testing completed during the second quarter 2012 for goodwill as well as other intangibles.

•                  Specifically identify the results of the market approach for each, and discuss how you considered whether to perform the income approach for each reporting unit.

Response:

Other identifiable intangibles had fair value of $78.4 million compared to carrying value of $43.2 million.

Related to the Legend reporting unit, under the market approach, fair value was calculated to be $82.6 million compared to a carrying value of $74.1 million.  Under the income approach, fair value was $124.3 million.  Averaging the results of these two approaches resulted in fair value 40% higher than its carrying value during the second quarter of 2012.

During the second quarter, the investment management and related services reporting unit had fair value of $2.5 billion compared to carrying value of $439.9 million.

To determine fair values of the reporting units, our review process uses the market and income approaches.  The market approach employs market multiples for comparable companies in the

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

financial services industry.  Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”).  The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies.  The income approach employs a discounted cash flow approach that takes into account current actual results, projected future results, and the Company’s estimated weighted average cost of capital.

•                  Explain how you determined that averaging the results of the market and income approaches was the best estimation of fair value for both reporting units.

Response:

Related to the Legend reporting unit, under the market approach fair value was 11% higher than its carrying value during the second quarter valuation.  Since the fair value coverage margin was not considered significant, we determined that additional analysis should be done, and based on our accounting policy we also considered the income approach.  The market approach is the first approach utilized, as it can be easily calculated from market/public information.  Since Legend is not a publicly traded entity, Company management believes that using the income approach for Legend is a reasonable second approach.  In addition, we believe averaging results under both methods is reasonable, as we are considering the importance of each method as a measurement tool, but not relying too heavily on the public companies’ multiples identified for a company in the industry or relying too heavily on an internally developed discounted free cash flow approach.

•                  Further, to the extent that you believe that the average of the market and income approach is the best estimate of fair value, tell us why you believe it is appropriate to wait to perform the income approach until the fair value coverage under the market approach is no longer considered significant.

Response:

The investment management and related services reporting unit represents the Company’s entire operations, excluding the Legend reporting unit.  Based on the significant fair value coverage calculated over a period of years, the strong financial condition of the Company and no financial or economic factors to the contrary, performing only the market approach for this reporting unit was determined to be adequate for the annual impairment testing process in the second quarter of 2012.

On the contrary, the Legend reporting unit has not historically generated similar significant fair value coverage and it has been our practice to perform the income approach for our annual impairment testing process for the reasons outlined in the previous response.

•                  Discuss the extent to which you were entertaining bids for Legend or otherwise considering the sale of Legend at the time you performed the annual testing, and explain how you factored its potential or pending sale into your determination of fair value both in terms of overall fair value and in terms of using an average of the market and income approaches.

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

Response:

See the Timeline of Events noted above.  In particular, see the events for the end of the second quarter through August 2012.  We followed our normal process to evaluate the goodwill values, which included averaging the results of the market and income approaches.

Note 12 — Contingencies, page 16

4.              You disclose on page 17 of the Form 10-Q as well as on page 82 of your most recent Form 10-K that based on the information currently available to you, you were not able to determine that an unfavorable outcome is remote, reasonably possible, or probable. Please address the following regarding your contingency disclosures:

•                  Please clarify in more detail as to what you mean here. If such disclosure is meant to convey that you were unable to reach a conclusion as to whether the contingency met the definition of a) remote, b) reasonably possible, or c) probable, tell us how you determined the financial statements were not materially deficient absent the ability to reach such a conclusion as of December 31, 2011 and subsequent interim balance sheet dates based on the guidance in ASC 450-20-25-1.

•                  We note your disclosure in critical accounting policies and estimates on page 42 of your 2011 Form 10-K that the likelihood that a loss contingency exists is evaluated using the criteria of ASC 450 through consultation with legal counsel. As part of your response, please explain the procedures performed to evaluate the likelihood of whether a loss contingency exists and why no conclusion regarding the likelihood could be met in this particular circumstance.

•                  To the extent that you were not able to reach a conclusion regarding the likelihood of whether a loss contingency exists, tell us how you considered whether the failure to draw such a conclusion represented a material weakness in your internal controls over financial reporting and disclosure controls and procedures as of December 31, 2011 and subsequent interim balance sheet dates.

5.              We note your response to comment 4 of our letter dated January 6, 2012. In your response you indicated that in future filings, to the extent that you believe there is at least a reasonable possibility that a loss has been incurred, you will disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50. Please address the following regarding your disclosure on page 17 of the Form 10-Q that you were not able to estimate an amount or range of possible loss associated with the matter disclosed in your contingencies note:

•                  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining the reasonably possible range of losses for those reasonably possible outcomes. Explain to us the procedures you undertook on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. For each material matter, tell us and disclose in future filings the specific factors that are causing your inability to develop such an estimate and when you expect those factors to be alleviated.

•                  In your future filings, please disclose the damages and/or penalties sought in the lawsuit referred to in your disclosures.

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

•                  In your earnings call for the third quarter of 2012, you indicated that a reduction in legal accruals for positive actions in your class-action suit in California was one of two reductions that totaled $2.5 million and are netted against your general and administrative expenses. You also disclose in your 2011 Form 10-K and subsequent Forms 10-Q that you have not made any accruals for this matter in your financial statements. Please tell us the amount and nature of the reduction in your accruals that you referred to on your earnings call. Further, tell us how your disclosure that you have no accruals for this matter reconciles with the statement on your earnings call that your third quarter 2012 expenses were affected by a reduction in the accruals for this matter.

Response to Comments 4 and 5:

In our view, the inability to place this loss contingency into one of three categories identified in Accounting Standards Codification: Contingencies (“ASC 450”) does not, in and of itself, render our financial statements “deficient” nor does it constitute a basis for concluding that there is a “material weakness” in our internal controls.  That would only be the case if our disclosure or accrual (if required) were not compliant with ASC 450.  We outline below our practices and procedures to address loss contingencies in general, and the disclosed loss contingency, in particular.

We respectfully call to your attention that our disclosure in the above-referenced reports relates to both (a) an initial case, the claims under which were effectively disposed of by the Court, as described in more detail in our disclosure, and (b) a subsequent addition of new plaintiffs to the case in an attempt by opposing counsel to revive the case essentially de novo.  The subsequent addition of plaintiffs is, in our view, a loss contingency in its “early stages.”

When we become aware of a matter that should be considered as a loss contingency, we include it among potential litigation matters.  We review these matters, together with updated facts and analysis with respect thereto on a regular basis.  This review includes input from outside counsel and our in-house legal staff, with a view to whether accounting recognition or disclosure is required.  We consider our knowledge of the facts (to the extent it has been developed), the advice and perspective of our outside and in-house legal counsel, the stage at which the loss contingency is in its potential life cycle, and other factors that we consider relevant and material.

In the instant case, we considered the foregoing, with special emphasis on the following facts: (a) this particular claim is in its early stages, (b) no specific amount of damages has been indicated or asserted4, (c) no discovery has been commenced, (d) no settlement discussions have taken place, and (e) dispositive motions are before the Court that are similar to dispositive motions on which we have previously prevailed.  Based on our consideration of the foregoing, we have not accrued any liability for loss contingencies comprising claims, while we did accrue for possible legal expenses that could be associated with defending the claim.  Also, based on these considerations, we concluded that we could not reasonably estimate either the amount or the range of possible losses that would result if plaintiffs were to prevail.  In forming our conclusions, we were especially cognizant of the fact that the instant proceeding is in its very early phases.  We expect that more insight into the probabilities surrounding this loss contingency may become available when the dispositive motions on the case are decided by the Court, and discovery, if any, proceeds.  We have, however, made the disclosures that would be required were the loss

4Please note that because no damages have been specified by the putative plaintiff we have not “disclose[d] the damage and/or penalties” that you referred to in your letter.

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

contingency deemed to be “reasonably likely,” and by so doing we believe that we have discharged our disclosure obligations under ASC 450.

In future filings we will not include the language that you cited that we are “not able to determine that an unfavorable outcome is remote, reasonably possible, or probable.”

In future filings we will include disclosure similar to the following:

The Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable, and the amount can be reasonably estimated.  These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information.  For contingencies where an unfavorable outcome is reasonably possible and that are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, “significant” includes material matters as well as other items that management believes should be disclosed.  Management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict.

You also make reference in your letter to the following oral answer to an analyst’s question in our October 31, 2012 conference call:

Cynthia Mayer:                                                         OK.  And I guess on a specific line item, it looks like G&A went down a lot, is that sustainable?

Hank Herrmann:                                                  Well, included in that G&A line is a net of about 2.5 million [dollars] that were items that will not go forward.  One was a reduction in accrual for distribution of our products from the 2006 or fees from our 2006 settlement with the SEC.  And another was the reduction in legal accruals for positive actions in our class action suit in California.  There’s offset by some higher consulting costs, so about 2.5 million.

Please note that our disclosure on page 29 of our subsequent Quarterly Report on Form 10-Q for the period ended September 31, 2012 clarifies this oral answer, stating that the reduction was “a reduction in the estimated legal costs to [the] ongoing class action suit,” rather than an accrual for the amount of potential loss related to the loss contingency per se. (emphasis added).

Management’s Discussion of Analysis, page 17

Assets Under Management, page 20

6.              Please address the following regarding your tables in this section:

•                  Please tell us and revise your future filings to disclose the extent to which the amounts presented in the tables under this section include the assets under management by Legend for all periods presented.

Response:

Legend’s assets under management represent less than 1% of the Company’s beginning assets and ending assets for the third quarter of 2012.   Legend’s clients’ holdings of our mutual funds are included in the Wholesale data summarized below.

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

	Third Quarter 2012
	Advisors	Wholesale	Institutional	Total
	(in millions)

Beginning Assets	$33,846	44,379	10,894	89,119

Sales (net of commissions)	906	3,563	721	5,190
Redemptions	(1,019)	(3,088)	(532)	(4,639)
Net Sales	(113)	475	189	551

Net Exchanges	(60)	59	—	(1)
Reinvested Dividends & Capital Gains	98	136	42	276
Net Flows	(75)	670	231	826

Market Appreciation	1,603	2,601	660	4,864
Ending Assets	$35,374	47,650	11,785	94,809

As part of the first quarter Form 10-Q in 2013, we will disclose Legend’s assets as of the effective date of the sale, expected to be January 2, 2013.  In future filings, we do not intend to disclose Legend’s assets.  After the effective date of the sale, Legend will be treated like all other third party distribution partners whereby assets are included in the Wholesale channel for assets owned by their clients of the Company’s mutual funds.

•                  In future filings, clearly quantify the assets pertaining to Legend relationships, and disclose your basis for including or excluding such amounts from the tables.

Response:

After disclosing Legend’s assets as of the effective date of the sale in the first quarter Form 10-Q in 2013, we do not intend to disclose this information related to Legend.  Legend’s clients’ holdings of our mutual funds will be treated like our other third party relationships and will be included in the Wholesale channel assets under management.

•                  In the earnings call announcing your third quarter 2012 earnings, you appear to indicate that you expect First Allied to continue to use your products. Tell us whether there are any formal agreements for First Allied to continue using your products.  If not, to the extent you choose to continue to include Legend-related amounts in your future tables or otherwise discuss such activities, discuss the limitations and risks of not having a formal agreement requiring First Allied to continue using your products.

Response:

First Allied is one of many third party distribution partners that operates under a contractual agreement to distribute our products.  There are no requirements for First Allied to offer our products currently, nor do we expect there to be in the future.  First Allied represents less than 1% of the Company’s sales and revenues for both the quarter and nine months ended September 30, 2012.

Assuming the sale closes effective January 2, 2013, Legend’s assets under management will be treated like every other third party distributor and included in the Wholesale channel data going forward.

Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 by Waddell & Reed Financial, Inc.

•                  Given that it appears you expect to contractually or otherwise have continuing involvement in the operations of Legend, please tell us how you determined that Legend met the criteria for discontinued operations treatment. Tell us how you considered the guidance of ASC 205-20-45-1.b and ASC 205-20-50-6. Further, in your response as well as in your future filings, clearly describe the ongoing activities, and tell us how you considered the ongoing activities in relation to ASC 205-20-55

Response:

After the effective date of the sale, anticipated to be January 2, 2013, Legend’s operations and cash flows will be eliminated from the ongoing operations of the entity as a result of the sale.  Additionally, the Company will not have continuing involvement in the operations of Legend after the transaction closes.  To help us evaluate the two criteria noted above, we also analyzed the implementation guidance included in ASC 205-20-55.  Related to this sale, there are no migration of customers.  While there will be selling agreements in place with both Legend and First Allied after the sale, the selling agreements relate to the sale of mutual funds to clients, and are standard agreements the Company has with other unaffiliated third parties.  Even if the agreements with Legend and First Allied were viewed as continuing involvement in the operations of the disposed reporting unit, the cash flows related to such business is less than 1% of the Company’s operations, and therefore would not be considered significant.  As a result, we believe we meet the criteria for discontinued operations treatment under ASC 205-20-45-1.b.

Pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call me at (913) 236-2645 or by facsimile at (913) 236-1989.

Sincerely,

/s/ Daniel P. Connealy
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.

cc:	Hana Hoffmann, Securities and Exchange Commission
Brent K. Bloss, Waddell & Reed Financial, Inc.
Wendy J. Hills, Waddell & Reed Financial, Inc.
Glen J. Hettinger, Fulbright & Jaworski L.L.P.